Exhibit 99.1

Galmed Pharmaceuticals Commences Patient Screening for Aramchol Pharmacokinetic and Food Effect Studies

TEL AVIV, Israel, April 28, 2014/PRNewswire/—Galmed Pharmaceuticals Ltd. (Nasdaq:GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, announced today that it commenced patient screening for pharmacokinetic, or PK, and food effect studies of aramchol. In written correspondence regarding a requested pre-Investigational New Drug application meeting, the U.S. Food and Drug Administration recommended that Galmed conduct such studies prior to commencing its planned Phase IIb clinical trial of aramchol for the treatment of Non-Alcoholic Steato-Hepatitis, or NASH, in obese patients with insulin resistance.

Galmed will conduct the study at the Sourasky Medical Center in Tel Aviv, Israel with Dr. Jacob Atzmon as its principal investigator. The studies are designed for the enrollment of 66 healthy male volunteers who will receive the same two doses of aramchol that Galmed proposes to use in its planned Phase IIb clinical trial. Galmed expects the studies to also provide additional safety data to further support existing safety data from its prior pre-clinical studies and Phase I and Phase IIa clinical trials of aramchol. Galmed anticipates completing the studies by the end of the third quarter of this year.

Following the completion of the PK and food effect studies, Galmed currently plans to initiate its Phase IIb clinical trial of aramchol in Europe and Israel in the fourth quarter of this year.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the SEC on February 6, 2014 and declared effective by the SEC on March 12, 2013, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.